Monsanto Company
800 North Lindbergh Blvd
St. Louis, Missouri 63167

Release	Immediately

Contact	Media: Carly Scaduto (314-694-3247)
Analysts: Laura Meyer (314-694-8148)

CONTINUED SOYBEAN TECHNOLOGY EXPANSION AND COST DISCIPLINE EXPECTED TO DRIVE RETURN TO EPS GROWTH IN FY17

•	FY16 as-reported EPS of $2.99 and ongoing EPS of $4.48; ongoing results above revised guidance

•	Intacta RR2 PRO™ and Climate FieldView™ platform experienced rapid growth in FY16; U.S. delivered record corn volume, despite challenging agriculture environment

•
As-reported FY17 EPS guidance at $3.83 to $4.35 and ongoing EPS guidance at $4.50 to $4.90; ongoing EPS growth year-over-year fueled by expected increased demand for Intacta RR2 PRO and Roundup Ready 2 Xtend® soybean traits

•	Initial steps underway to close on deal with Bayer to unlock value for shareowners

ST. LOUIS (Oct. 5, 2016) - Monsanto Company (NYSE: MON) today announced fiscal year 2016 results, delivering above the company’s most recent ongoing earnings per share guidance for the year. The company expects to grow earnings per share (EPS) into fiscal year 2017 and beyond by building upon the achievements of fiscal year 2016, together with continued strong penetration of key soybean traits, global corn germplasm upgrades and spend discipline.

	Fourth Quarter		Fiscal Year
($ in millions, except per share amounts)	2016	2015	2016	2015
Net Sales by Segment
Corn seed and traits	$801	$598	$5,825	$5,953
Soybean seed and traits	249	162	2,162	2,276
Cotton seed and traits	70	39	440	523
Vegetable seeds	275	257	801	816
All other crops seeds and traits	170	195	760	675
TOTAL Seeds and Genomics	$1,565	$1,251	$9,988	$10,243

Agricultural productivity	$997	$1,104	$3,514	$4,758
TOTAL Agricultural Productivity	$997	$1,104	$3,514	$4,758

TOTAL Net Sales	$2,562	$2,355	$13,502	$15,001

Gross Profit	$1,138	$996	$7,017	$8,182

Operating Expenses	$1,403	$1,556	$4,642	$4,659
Interest Expense – Net	$81	$109	$362	$328
Other (Income) Expense – Net	$(138)	$15	$22	$34
Net Income (Loss) Attributable to Monsanto Company	$(191)	$(495)	$1,336	$2,314

Diluted Earnings (Loss) per Share	$(0.44)	$(1.06)	$2.99	$4.81
Items Affecting Comparability – EPS Impact
Restructuring Charges	0.09	0.72	0.59	0.70
Environmental and Litigation Matters	0.34	0.06	0.38	0.11
SEC Settlement Matters	—	0.10	—	0.17
Argentine-Related Tax Matters	0.08	—	0.56	—
Income from Discontinued Operations	—	(0.01)	(0.04)	(0.06)
Diluted Earnings (Loss) per Share from Ongoing Business (For the definition of ongoing EPS, see note 1.)	$0.07	$(0.19)	$4.48	$5.73
Effective Tax Rate	—%	27%	35%	27%

	Fourth Quarter		Fiscal Year
Comparison as a Percent of Net Sales:	2016	2015	2016	2015
Gross profit	44%	42%	52%	55%
Selling, general and administrative expenses	38%	31%	21%	18%
Research and development expenses	16%	18%	11%	11%
(Loss) income from continuing operations before income taxes	(8)%	(29)%	15%	21%
Net (loss) income attributable to Monsanto Company	(7)%	(21)%	10%	15%
Comment from Hugh Grant, chairman and chief executive officer for Monsanto:
“Despite challenges to our business in fiscal year 2016, we delivered on the drivers that position Monsanto for the return to EPS growth in the year ahead. To see it through, our fiscal year 2017 priorities are focused on delivering on the operational plan and key business milestones for the year, while also executing on the necessary steps to close the deal with Bayer. Ultimately, we believe that combining with Bayer represents the most compelling value for our shareowners, with the most certainty through the all-cash consideration.”

Results of Operations
Monsanto reported net sales of $2.6 billion for the fourth quarter of fiscal year 2016. Net sales for the full fiscal year were $13.5 billion. Despite strong penetration of Intacta RR2 PRO technology and record U.S. corn seed volumes, full-year net sales were down year-over-year, due primarily to currency headwinds and price declines in agricultural productivity.

Seeds and Genomics segment net sales were $1.6 billion for the quarter. For the fiscal year, net sales for the Seeds and Genomics segment were $10.0 billion. Agricultural Productivity segment net sales were $997 million for the quarter. Net sales for the Agricultural Productivity segment for the fiscal year were $3.5 billion.

The company's total operating expenses were basically flat year-over-year on an as-reported basis. Selling, General & Administrative expenses increased, primarily due to the $280 million in PCB litigation settlement costs associated with a group of legacy PCB personal injury claims. In September, after diligent efforts, the company reached an agreement to potentially settle all the legacy PCB personal injury claims, including those on appeal.  The settlement and final payment amount will be contingent upon the level of claimant participation, which the company anticipates will be met at a very high level. This increase was partially offset by the absence of the SEC settlement expense in the prior year. R&D expenses declined slightly due to currency and transformation cost savings. Finally, restructuring charges were $297 million in fiscal year 2016 compared to $393 million in fiscal year 2015 as a result of the 2015 Restructuring Plan.

Monsanto reported a net loss of $191 million in the fourth quarter of fiscal year 2016, compared with a reported net loss of $495 million in the same period last year. Net income attributable to Monsanto for fiscal year 2016 was approximately $1.3 billion compared to net income of $2.3 billion attributable to Monsanto in fiscal year 2015.

The company's fiscal year 2016 EPS on an as-reported basis was $2.99, reflecting costs associated with restructuring actions, Argentine-related tax matters, environmental and litigation matters and income from discontinued operations. On an ongoing basis, this translated to $4.48.

For the fourth quarter, the company reported $0.44 loss per share on an as-reported basis which translated to $0.07 earnings per share on an ongoing basis. The as-reported loss includes environmental and litigation matters, restructuring expenses and Argentine-related tax matters. The ongoing EPS results were better than fiscal year 2015, driven by the $157 million gain from the formation of the sorghum joint venture with Remington, a strong start in South America and lower seed returns in the U.S. (For a reconciliation of as-reported to ongoing EPS, see page 1 and note 1.)

Cash Flow
For fiscal year 2016, net cash provided by operating activities was $2.6 billion, compared with $3.1 billion in fiscal year 2015. Net cash required by investing activities was $864 million in fiscal year 2016, compared with $1.0 billion in fiscal year 2015. Net cash required by financing activities was $3.7 billion in fiscal year 2016, compared with $430 million in fiscal year 2015, reflecting the completion of a $3.0 billion accelerated share repurchase in fiscal year 2016. The company delivered better-than-expected free cash flow of $1.7 billion in fiscal year 2016 which was $100 million above the high end of the company’s expected range compared to $2.1 billion in free cash flow for fiscal year 2015. The decline in fiscal year 2016 free cash flow is a result of lower net income and an increase in trade receivables, primarily due to a decrease in sales of receivables to third parties, partially offset by lower seed inventories and the strong prepay volume in South America in the fourth quarter for Intacta RR2 PRO. (For a reconciliation of free cash flow, see note 1.)

Outlook
The company noted that its continued focus on return on innovation and cost discipline in 2016 sets up a strong base for growth in 2017, where it expects strong cash flows and growth in EPS. Anticipated gross profit growth in the Seeds and Genomics segment is expected to be driven by increased penetration of soybean technologies and improved soybean costs of goods sold.

For fiscal year 2017, Monsanto expects to achieve EPS of $3.83 to $4.35 on an as-reported basis. This includes an estimated $0.20 to $0.24 in anticipated restructuring charges, $0.10 to $0.13 in Argentine-related tax matters and $0.27 to $0.34 in proposed Bayer transaction related costs. On an ongoing basis, this translates into an EPS estimate of $4.50 to $4.90. These estimates assume currencies are relatively stable year-over-year. (For a reconciliation of as-reported to ongoing EPS, see note 1.)

The company expects net cash provided by operating activities to be $2.4 billion to $2.8 billion, and net cash required by investing activities to be approximately $1.0 billion to $1.2 billion, assuming the successful sale of the Precision Planting equipment business and a meaningful first year investment in its dicamba production facility. All together, this translates into expected free cash flow of $1.4 to $1.6 billion. (For a reconciliation of free cash flow, see note 1.)

In fiscal year 2017, consistent with its priorities for the year, Monsanto remains focused on the following key areas:

•
Growth from Core Seeds and Genomics Segment: The company expects Seeds and Genomics segment gross profit to increase in the mid-single digits as a percent year-over-year, with soybean gross profit alone expected to grow by more than 20 percent. This is expected to be primarily driven by increases in Intacta RR2 PRO and Roundup Ready 2 Xtend soybean penetration and related trait fees, and an anticipated significant reduction in the cost of goods sold related to the launch of Roundup Ready 2 Xtend soybeans. Growth in corn is expected to come from global genetic share gains and germplasm mix lift in local currency. Finally, strategic licensing opportunities are expected to provide an overall contribution of approximately $200 million in 2017, with roughly $60 million assumed in this segment’s gross profit and in the latter half of the fiscal year.

•
Strategic Management of Agricultural Productivity Segment: The company expects the Agricultural Productivity segment to deliver $900 million to $1 billion of gross profit, as it remains consistent with its strategy to price slightly above generics. The company also plans to maintain its emphasis on cost discipline and a focus on the construction of the new dicamba facility.

•
Business Transformation and Strategic Spend Discipline: The company’s restructuring and cost-savings plans are on-track, with an opportunity to deliver approximately $380 million in annual savings in operating expenses and cost of goods sold at the close of 2017. However, overall operating expenses in 2017 are expected to increase slightly with inflation and the costs associated with the return to growth. This is expected to more than offset the savings from restructuring and cost-savings plans.

•	Combination with Bayer: The company reiterated confidence in the timelines to close the deal with Bayer by the end of calendar year 2017.

“We are entering a new era in agriculture, where growers are demanding new solutions and technologies to be more profitable and more sustainable,” Grant said. “We believe that combining with Bayer secures our shared vision to provide a wide set of solutions to meet these demands and feed a growing world.”

Seeds and Genomics Segment Detail

($ in millions)	Net Sales				Gross Profit (A)
	Fourth Quarter		Fiscal Year		Fourth Quarter		Fiscal Year
Seeds and Genomics	2016	2015	2016	2015	2016	2015	2016	2015
Corn Seed and Traits	$801	$598	$5,825	$5,953	$387	$208	$3,450	$3,557
Soybean Seed and Traits	249	162	2,162	2,276	179	97	1,399	1,510
Cotton Seed and Traits	70	39	440	523	34	38	282	408
Vegetable Seeds	275	257	801	816	157	127	401	372
All Other Crops Seeds and Traits	170	195	760	675	112	134	542	430
TOTAL Seeds and Genomics	$1,565	$1,251	$9,988	$10,243	$869	$604	$6,074	$6,277
(A) For the three months ended Aug. 31, 2016 and Aug. 31, 2015, the seeds and genomics gross profit includes a pretax restructuring charge totaling $13 million and $100 million, respectively, related to certain asset impairment charges, primarily in the corn ($9M and $65M, respectively) and vegetable ($2M and $28M, respectively) businesses, which is included in cost of goods sold. Fiscal year 2016 and 2015 seeds and genomics gross profit includes a pretax restructuring charge totaling $66 million and $100 million, respectively, related to certain asset impairment charges, primarily in the corn ($41M and $65M, respectively) and vegetable ($16M and $28M, respectively) businesses, which is included in cost of goods sold.

($ in millions)	Earnings Before Interest & Taxes (EBIT)
	Fourth Quarter		Fiscal Year
Seeds and Genomics	2016	2015	2016	2015
EBIT (For a reconciliation of EBIT, see note 1.) (A)	$34	$(773)	$2,292	$2,206
Unusual Items Affecting EBIT:
EBIT from Restructuring Charges	(15)	(481)	(327)	(481)
EBIT from SEC Settlement Matters	(1)	(38)	2	(68)
(A) EBIT is defined as earnings (loss) before interest and taxes. Interest and taxes are recorded on a total company basis. We do not record these items at the segment level.

The Seeds and Genomics segment consists of the global seeds and related traits business, biotechnology platforms and digital agriculture.

Seeds and Genomics segment sales in the fourth quarter were $1.6 billion. For fiscal year 2016, the company realized Seeds and Genomics segment net sales of $10.0 billion, which declined primarily due to unfavorable currency, higher discounting in corn in the U.S. and price declines in cotton in India as a result of new government regulations. This was partially offset by record U.S. corn seed volumes, the benefit from the alfalfa licensing deal with Forage Genetics and outstanding penetration of Intacta RR2 PRO technology.

In the area of digital agriculture, paid acre adoption of Climate FieldView rose to greater than 14 million acres in 2016 which directly reflects the value growers saw in the platform, with total platform acres at 95 million.

Monsanto sets the stage for EPS growth in fiscal year 2017 and beyond as the company expands its portfolio of integrated solutions for farmers.

In corn, the company expects overall gross profit growth from global price mix gains and continued momentum in South America. The company expects the potential for a greater than 25 percent corn acre growth in Argentina coupled with price increases planned across South America. All together, global germplasm mix lift, in local currency, is expected to be roughly flat to up low single-digits, in terms of percentages.

In soybeans, greater than 20 percent growth in gross profit, coupled with margin improvement, is expected year-over-year. For Intacta RR2 PRO, the company expects 45 to 55 million acres in South America in fiscal year 2017.

For Roundup Ready 2 Xtend soybeans, the company has supply for more than 15 million acres in the U.S., and anticipates that the EPA approval for over-the-top use of dicamba is on the horizon. Finally, Monsanto expects Roundup Ready® Xtend Crop System costs of goods sold to decline significantly year-over-year.

Within the digital agriculture space, Climate FieldView’s new product enhancements and industry partnerships will help drive the expected 25 million paid acre adoption in 2017.

Agricultural Productivity Segment Detail

($ in millions)	Net Sales				Gross Profit(A)
	Fourth Quarter		Fiscal Year		Fourth Quarter		Fiscal Year
	2016	2015	2016	2015	2016	2015	2016	2015
Agricultural Productivity	$997	$1,104	$3,514	$4,758	$269	$392	$943	$1,905
TOTAL Agricultural Productivity	$997	$1,104	$3,514	$4,758	$269	$392	$943	$1,905
(A) In fiscal fourth quarter and fiscal year 2016, the agricultural productivity gross profit includes a pretax restructuring charge totaling $1 million related to certain asset impairment charges which is included in cost of goods sold.

($ in millions)	Earnings Before Interest & Taxes (EBIT)
	Fourth Quarter		Fiscal Year
Agricultural Productivity	2016	2015	2016	2015
EBIT (For a reconciliation of EBIT, see note 1.)(A)	$(137)	$196	$116	$1,294
Unusual Items Affecting EBIT:
EBIT from Discontinued Operations	3	8	27	45
EBIT from Restructuring Charges	(6)	(12)	(37)	(12)
EBIT from Environmental and Litigation Matters	(245)	(48)	(273)	(87)
EBIT from SEC Settlement Matters	—	(7)	1	(12)
(A) EBIT is defined as earnings (loss) before interest and taxes. Interest and taxes are recorded on a total company basis. We do not record these items at the segment level.

The Agricultural Productivity segment consists of the crop protection products and lawn-and-garden herbicide products.

Segment sales for the quarter were $997 million. For the fiscal year, the segment delivered net sales of $3.5 billion. A decline of $1.2 billion in net sales year over year was primarily due to lower pricing for glyphosate-based herbicides, the absence of the $274 million licensing deal with Scotts that occurred in fiscal year 2015 and lower volumes.

Looking forward to fiscal year 2017, the company plans to maintain its emphasis on cost discipline and a focus on the construction of the new dicamba facility, as well as its strategy to price slightly above generics. This is expected to create another year of pricing headwinds. In addition, the company expects a $140 million benefit from strategic licensing agreements in gross profit for this segment, pending final transaction structures.

Webcast Information
In conjunction with this announcement, Monsanto will hold a conference call at 8:30 a.m. Central time (9:30 a.m. Eastern time) today. The call will focus on these results, future expectations, and may include other matters related to the company’s business.

Presentation slides and a simultaneous audio webcast of the conference call may be accessed by visiting the company's website at www.monsanto.com/investors or http://edge.media-server.com/m/p/xh6ee5wm/lan/en. Visitors may need to download Windows Media Player™ prior to listening to the webcast. Following the live broadcast, a replay of the webcast will be available on the Monsanto website for three weeks. Monsanto publishes details on upcoming webcasts on this website in both the Presentation and Financial Reports section and the Calendar of Events section. Investors should look to this site as the source of information on future investor conference webcasts. The site includes a calendar of upcoming investor events, details on accessing scheduled webcasts and information from previous investor events.

About Monsanto Company
Monsanto is committed to bringing a broad range of solutions to help nourish our growing world. We produce seeds for fruits, vegetables and key crops - such as corn, soybeans, and cotton - that help farmers have better harvests while using water and other important resources more efficiently. We work to find sustainable solutions for soil health, help farmers use data to improve farming practices and conserve natural resources, and provide crop protection products to minimize damage from pests and disease. Through programs and partnerships, we collaborate with farmers, researchers, nonprofit organizations, universities and others to help tackle some of the world’s biggest challenges. To learn more about Monsanto, our commitments and our more than 20,000 dedicated employees, please visit: discover.monsanto.com and monsanto.com. Follow our business on Twitter® at twitter.com/MonsantoCo, on the company blog, Beyond the Rows® at monsantoblog.com or subscribe to our News Release RSS Feed.

Cautionary Statements Regarding Forward-Looking Information:
Certain statements contained in this release are “forward-looking statements,” such as statements concerning the company’s anticipated financial results, current and future product performance, regulatory approvals, business and financial plans and other non-historical facts, as well as the proposed transaction with Bayer Aktiengesellschaft (“Bayer”). These statements are based on current expectations and currently available information. However, since these statements are based on factors that involve risks and uncertainties, the company’s actual performance and results may differ materially from those described or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, among others: risks related to the proposed transaction between the company and Bayer, including the risk that the company’s shareowners do not approve the transaction, the risk that the regulatory approvals required for the transaction may not be obtained on the anticipated terms or time frame or at all, the risk that the other conditions to the completion of the transaction may not be satisfied, the risk that disruptions or uncertainties related to the proposed transaction could adversely affect the company’s business, financial performance and/or relationships with third parties, and the risk that certain contractual restrictions during the pendency of the transaction could adversely affect the company’s ability to pursue business opportunities or strategic transactions; continued competition in seeds, traits and agricultural chemicals; the company's exposure to various contingencies, including those related to intellectual property protection, regulatory compliance and the speed with which approvals are received, and public understanding and acceptance of our biotechnology and other agricultural products; the success of the company's research and development activities; the outcomes of major lawsuits, including potential litigation related to the proposed transaction with Bayer; developments related to foreign currencies and economies; fluctuations in commodity prices; compliance with regulations affecting our manufacturing; the accuracy of the company's estimates related to distribution inventory levels; the recent increases in levels of indebtedness, continued availability of capital and financing and rating agency actions; the company’s ability to fund its short-term financing needs and to obtain payment for the products that it sells; the effect of weather conditions, natural disasters, accidents, and security breaches, including cybersecurity incidents, on the agriculture business or the company’s facilities; and other risks and factors detailed in the company's most recent periodic report to the SEC. Undue reliance should not be placed on these forward-looking statements, which are current only as of the date of this release. The company disclaims any current intention or obligation to update any forward-looking statements or any of the factors that may affect actual results.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto Company (“Monsanto”) and Bayer Aktiengesellschaft (“Bayer”). In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including Monsanto’s proxy statement on Schedule 14A (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger. STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto. In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation
Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction. Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015, which was filed with the SEC on October 29, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.

Notes to editors: Monsanto and the Vine Design, Beyond the Rows, Intacta RR2 PRO, Roundup Ready 2 Xtend, Roundup, Roundup Ready and FieldView are trademarks of Monsanto Company and its wholly-owned subsidiaries. All other trademarks are the property of their respective owners.

-oOo-

Monsanto Company
Selected Financial Information
(Dollars in millions, except per share amounts)
Unaudited

Statements of Consolidated Operations	Three Months Ended Aug. 31,		Twelve Months Ended Aug. 31,
	2016	2015	2016	2015
Net Sales	$2,562	$2,355	$13,502	$15,001
Cost of Goods Sold	1,424	1,359	6,485	6,819
Gross Profit	1,138	996	7,017	8,182
Operating Expenses:
Selling, general and administrative expenses	975	741	2,833	2,686
Research and development expenses	421	422	1,512	1,580
Restructuring charges	7	393	297	393
Total Operating Expenses	1,403	1,556	4,642	4,659
(Loss) Income From Operations	(265)	(560)	2,375	3,523
Interest Expense	104	130	436	433
Interest Income	(23)	(21)	(74)	(105)
Other (Income) Expense, Net	(138)	15	22	34
(Loss) Income from Continuing Operations Before Income Taxes	(208)	(684)	1,991	3,161
Income Tax (Benefit) Provision	(1)	(187)	695	864
(Loss) Income from Continuing Operations Including Portion Attributable to Noncontrolling Interest	$(207)	$(497)	$1,296	$2,297
Discontinued Operations:
Income from Operations of Discontinued Businesses	3	8	27	45
Income Tax Provision	1	3	10	17
Income on Discontinued Operations	2	5	17	28
Net (Loss) Income	$(205)	$(492)	$1,313	$2,325
Less: Net Income (Loss) Attributable to Noncontrolling Interest	(14)	3	(23)	11
Net (Loss) Income Attributable to Monsanto Company	$(191)	$(495)	$1,336	$2,314

Basic (Loss) Earnings per Share Attributable to Monsanto Company:
(Loss) Income from Continuing Operations	$(0.44)	$(1.07)	$2.98	$4.79
Income on Discontinued Operations	—	0.01	0.04	0.06
Net (Loss) Income Attributable to Monsanto Company	$(0.44)	$(1.06)	$3.02	$4.85

Diluted (Loss) Earnings per Share Attributable to Monsanto Company:
(Loss) Income from Continuing Operations	$(0.44)	$(1.07)	$2.95	$4.75
Income on Discontinued Operations	—	0.01	0.04	0.06
Net (Loss) Income Attributable to Monsanto Company	$(0.44)	$(1.06)	$2.99	$4.81

Weighted Average Shares Outstanding:
Basic	437.7	468.1	442.7	476.9
Diluted	437.7	468.1	447.1	481.4

Monsanto Company
Selected Financial Information
(Dollars in millions, except per share amounts)
Unaudited

Condensed Statements of Consolidated Financial Position	As of Aug. 31,
	2016	2015
Assets
Current Assets:
Cash and cash equivalents (variable interest entities restricted - 2016: $122 and 2015: $112)	$1,676	$3,701
Short-term investments	60	47
Trade receivables, net (variable interest entities restricted - 2016: $7 and 2015: $0)	1,878	1,636
Miscellaneous receivables	755	803
Deferred tax assets	—	743
Inventory, net	3,241	3,496
Assets held for sale	272	7
Other current assets	227	192
Total Current Assets	8,109	10,625
Property, Plant and Equipment, Net (variable interest entity restricted - 2016: $0 and 2015: $2)	5,231	4,973
Goodwill	4,020	4,061
Other Intangible Assets, Net	1,125	1,332
Noncurrent Deferred Tax Assets	613	277
Long-Term Receivables, Net	101	42
Other Assets	489	610
Total Assets	$19,688	$21,920
Liabilities and Shareowners’ Equity
Current Liabilities:
Short-term debt, including current portion of long-term debt (variable interest entity restricted - 2016: $113 and 2015: $0)	1,587	615
Accounts payable (variable interest entity restricted - 2016: $0 and 2015: $6)	1,006	836
Income taxes payable	41	234
Accrued compensation and benefits (variable interest entity restricted - 2016: $0 and 2015: $2)	239	304
Accrued marketing programs	1,602	1,492
Deferred revenues	568	370
Grower production accruals	47	39
Dividends payable	237	254
Customer payable	123	72
Restructuring reserves	227	170
Miscellaneous short-term accruals (variable interest entity restricted - 2016: $0 and 2015: $7)	1,004	791
Total Current Liabilities	6,681	5,177
Long-Term Debt (variable interest entity restricted - 2016: $0 and 2015: $96)	7,453	8,429
Postretirement Liabilities	371	336
Long-Term Deferred Revenue	35	47
Noncurrent Deferred Tax Liabilities	68	340
Long-Term Portion of Environmental and Litigation Reserves	200	194
Long-Term Restructuring Reserve	17	47
Other Liabilities	318	345
Monsanto Shareowners’ Equity	4,534	6,990
Noncontrolling Interest	11	15
Total Shareowners’ Equity	4,545	7,005
Total Liabilities and Shareowners’ Equity	$19,688	$21,920
Debt to Capital Ratio:	67%	56%

Monsanto Company
Selected Financial Information
(Dollars in millions, except per share amounts)
Unaudited

Statements of Consolidated Cash Flows	Twelve Months Ended Aug. 31,
	2016	2015
Operating Activities:
Net Income	$1,313	$2,325
Adjustments to reconcile cash provided by operating activities:
Items that did not require (provide) cash:
Depreciation and amortization	727	716
Bad-debt expense	152	45
Stock-based compensation expense	111	111
Excess tax benefits from stock-based compensation	(16)	(44)
Deferred income taxes	97	(271)
Restructuring impairments	147	276
Equity affiliate loss, net	15	7
Net gain on sales of a business or other assets	(181)	(2)
Other items, net	181	118
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade receivables	(450)	68
Inventory, net	181	(425)
Deferred revenues	189	32
Accounts payable and other accrued liabilities	128	235
Restructuring reserves	25	217
Pension contributions	(78)	(27)
Other items, net	47	(273)
Net Cash Provided by Operating Activities	2,588	3,108
Cash Flows Provided (Required) by Investing Activities:
Purchases of short-term investments	(50)	(63)
Maturities of short-term investments	35	56
Capital expenditures	(923)	(967)
Purchases of long-term debt and equity securities	—	(30)
Acquisition of businesses, net of cash acquired	(2)	(8)
Technology and other investments	(69)	(48)
Other investments and property disposal proceeds	145	41
Net Cash Required by Investing Activities	(864)	(1,019)
Cash Flows Provided (Required) by Financing Activities:
Net change in financing with less than 90-day maturities	676	45
Short-term debt proceeds	49	57
Short-term debt reductions	(272)	(36)
Long-term debt proceeds	9	1,279
Long-term debt reductions	(306)	(107)
Debt issuance costs	—	(12)
Treasury stock purchases	(3,001)	(835)
Stock option exercises	81	137
Excess tax benefits from stock-based compensation	16	44
Tax withholding on restricted stock and restricted stock units	(24)	(36)
Dividend payments	(964)	(938)
Payments to noncontrolling interests	(6)	(28)
Net Cash Required by Financing Activities	(3,742)	(430)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7)	(325)
Net Increase (Decrease) in Cash and Cash Equivalents	(2,025)	1,334
Cash and Cash Equivalents at Beginning of Period	3,701	2,367
Cash and Cash Equivalents at End of Period	$1,676	$3,701

Monsanto Company
Selected Financial Information
(Dollars in millions)
Unaudited

1.
This press release uses the non-GAAP financial measures of gross profit, operating expenses, net (loss) income attributable to Monsanto Company and diluted earnings per share (EPS), each on an ongoing basis (collectively, “Ongoing Financial Measures”), and EBIT and free cash flow.  These measures are intended to supplement investor’s understanding of our operating performance and liquidity. They are different from and not intended to replace gross profit, operating expenses, net income (loss) attributable to Monsanto Company, diluted EPS, cash flows, financial position or comprehensive income (loss), and they are not measures of financial performance as determined in accordance with U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures used by other companies.

Our Ongoing Financial Measures exclude certain items that we do not consider part of ongoing operations. We believe that our Ongoing Financial Measures presented with these adjustments are useful to investors as they best reflect our ongoing performance and business operations during the periods presented and are also useful to investors for comparative purposes.  In addition, management uses the Ongoing Financial Measures as a guide in its budgeting and long-range planning processes, and the ongoing EPS financial measure is used as a guide in determining incentive compensation.

EBIT is defined as earnings (loss) before interest and taxes. Earnings (loss) is intended to mean net income (loss) attributable to Monsanto as presented in the Statements of Consolidated Operations under GAAP. EBIT is an operating performance measure for our two business segments. We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by management to determine resource allocations within the company.

We define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. Free cash flow does not represent the residual cash flow available for discretionary expenditures. We believe that free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of the ability of our business to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used as one of the performance measures in determining incentive compensation.

The following tables reconcile those measures to the respective most directly comparable financial measure calculated in accordance with GAAP.

Reconciliation of GAAP As Reported to Selected Non-GAAP Financial Measures:

	Three Months Ended
	Aug. 31, 2016
	GAAP As Reported	Adjustments(A)	Ongoing Basis
Net Sales	$2,562	$—	$2,562
Gross Profit	1,138	14	1,152
Operating Expenses(B)	1,403	(253)	1,150
Net (Loss) Income Attributable to Monsanto Company	(191)	221	30
Diluted (Loss) Earnings per Share	(0.44)	0.51	0.07

	Twelve Months Ended
	Aug. 31, 2016
	GAAP As Reported	Adjustments(A)	Ongoing Basis
Net Sales	$13,502	$—	$13,502
Gross Profit	7,017	67	7,084
Operating Expenses(B)	4,642	(567)	4,075
Net Income Attributable to Monsanto Company	1,336	665	2,001
Diluted Earnings per Share	2.99	1.49	4.48

(A) In the three and twelve months ended Aug. 31, 2016, select GAAP measures have been adjusted to an ongoing basis by eliminating the impact of restructuring charges, environmental and litigation matters, SEC settlement matters, Argentine-related tax matters and income on discontinued operations. See separate reconciliations of each measure below.

•
Fiscal fourth quarter 2016 included a pretax restructuring charge totaling $21 million ($0.05 a share), or after-tax $38 million ($0.09 a share), of which $28 million related to certain asset impairment charges and a $7 million offset to expense related to various other operating activities. The twelve months ended Aug. 31, 2016, included a pretax restructuring charge totaling $364 million ($0.81 a share), or after-tax $263 million ($0.59 a share), of which $147 million related to certain asset impairment charges and $217 million related to various other operating charges. For the three months ended Aug. 31, 2016, expenses of $14 million and $7 million are included in cost of goods sold and restructuring charges, respectively. For the twelve months ended Aug. 31, 2016, expenses of $67 million and $297 million are included in cost of goods sold and restructuring charges, respectively.

•
Fiscal fourth quarter 2016 included pretax charges of $245 million ($0.55 a share), or after-tax $151 million ($0.34 a share), for legacy litigation matters arising under indemnities from the 2000 Pharmacia Separation Agreement. The twelve months ended Aug. 31, 2016, included pretax charges of $273 million ($0.61 a share), or after-tax $168 million ($0.38 a share), for legacy litigation matters. The pretax charges in the three and twelve months ended Aug. 31, 2016, were recorded in selling, general and administrative expenses.

•
Fiscal fourth quarter 2016 included a pretax loss of $1 million in selling, general and administrative expenses in connection with the previously disclosed SEC action. The twelve months ended Aug. 31, 2016, included pretax income of $3 million in selling, general and administrative expenses. This income had less than a $0.01 effect on diluted earnings per share.

•
Fiscal fourth quarter 2016 included a net tax charge of $33 million, or $0.08 a share. The twelve months ended Aug. 31, 2016, included a net tax charge of $252 million, or $0.56 a share. Due to losses generated in Argentina in the current year as well as recent uncertainties around the Argentina business, the company evaluated the recoverability of various items on the Statement of Consolidated Financial Position related to the Argentina business and determined an allowance against certain assets was necessary, which resulted in the net charge to tax expense.

•
The company reports annual earn-out payments received as a result of the 2008 divestment of the Dairy Business as discontinued operations. The three and twelve months ended Aug. 31, 2016, included pretax income on discontinued operations of $3 million, this income has less than a $0.01 effect on pretax per share basis, and $27 million ($0.06 a share), respectively, or after-tax $2 million, this income has less than a $0.01 effect on diluted earnings per share, and $17 million ($0.04 a share), respectively.

(B)Operating expenses include selling, general and administrative expenses, research and development expenses, and restructuring charges.

	Three Months Ended
	Aug. 31, 2015
	GAAP As Reported	Adjustments(A)	Ongoing Basis
Net Sales	$2,355	$—	$2,355
Gross Profit	996	100	1,096
Operating Expenses(B)	1,556	(486)	1,070
Net (Loss) Income Attributable to Monsanto Company	(495)	407	(88)
Diluted (Loss) Earnings per Share	(1.06)	0.87	(0.19)

	Twelve Months Ended
	Aug. 31, 2015
	GAAP As Reported	Adjustments(A)	Ongoing Basis
Net Sales	$15,001	$—	$15,001
Gross Profit	8,182	100	8,282
Operating Expenses(B)	4,659	(560)	4,099
Net Income Attributable to Monsanto Company	2,314	444	2,758
Diluted Earnings per Share	4.81	0.92	5.73

(A) In the three and twelve months ended Aug. 31, 2015, select GAAP measures have been adjusted to an ongoing basis by eliminating the impact of restructuring charges, environmental and litigation matters, SEC settlement matters and income on discontinued operations. See separate reconciliations of each measure below.

•
Fiscal fourth quarter 2015 included a pretax restructuring charge totaling $493 million ($1.05 a share), or after-tax $338 million ($0.72 a share), of which $276 million related to certain asset impairment charges and $217 million related to various other operating charges. The twelve months ended Aug. 31, 2015, included a pretax restructuring charge totaling $493 million ($1.02 a share), or after-tax $338 million ($0.70 a share), of which $276 million related to certain asset impairment charges and $217 million related to various other operating charges. For the three and twelve months ended Aug. 31, 2015, expenses of $100 million and $393 million are included in cost of goods sold and restructuring charges, respectively.

•
Fiscal fourth quarter 2015 included pretax charges of $48 million ($0.10 a share), or after-tax $30 million ($0.06 a share), for legacy litigation matters arising under indemnities from the 2000 Pharmacia Separation Agreement. The twelve months ended Aug. 31, 2015, included pretax charges of $87 million ($0.18 a share), or after-tax $54 million ($0.11 a share), for legacy litigation matters. The pretax charges in the three and twelve months ended Aug. 31, 2015, were recorded in selling, general and administrative expenses.

•
Fiscal fourth quarter 2015 included a pretax loss of $45 million ($0.10 a share), which is not tax deductible, in selling, general and administrative expenses in connection with the previously disclosed SEC action. The twelve months ended Aug. 31, 2015, included a pretax loss of $80 million ($0.17 a share), which is not tax deductible, in selling, general and administrative expenses.

•
The company reports annual earn-out payments received as a result of the 2008 divestment of the Dairy Business as discontinued operations. The three and twelve months ended Aug. 31, 2015, included pretax income on discontinued operations of $9 million ($0.02 a share) and $45 million ($0.09 a share), respectively, or after-tax $5 million ($0.01 a share) and $28 million ($0.06 a share), respectively.

(B)Operating expenses include selling, general and administrative expenses, research and development expenses, and restructuring charges.

Reconciliation of EBIT to Net Income (Loss):  EBIT is defined as earnings (loss) before interest and taxes.  Earnings (loss) is intended to mean net income (loss) attributable to Monsanto Company as presented in the Statements of Consolidated Operations under GAAP.  The following table reconciles EBIT to the most directly comparable financial measure, which is net income (loss) attributable to Monsanto Company.

(in millions)	Three Months Ended		Twelve Months Ended
	Aug. 31, 2016	Aug. 31, 2015	Aug. 31, 2016	Aug. 31, 2015
EBIT – Seeds and Genomics Segment	$34	$(773)	$2,292	$2,206
EBIT – Agricultural Productivity Segment	(137)	196	116	1,294
EBIT– Total	(103)	(577)	2,408	3,500
Interest Expense, Net	81	109	362	328
Income Tax Provision (Benefit)(A)	7	(191)	710	858
Net (Loss) Income Attributable to Monsanto Company	$(191)	$(495)	$1,336	$2,314
(A) Includes the income tax provision from continuing operations, the income tax benefit (provision) on noncontrolling interest, and the income tax on discontinued operations.

Reconciliation of EPS to Ongoing EPS:  Ongoing EPS is calculated excluding certain after-tax items which Monsanto does not consider part of ongoing operations.

	Fiscal Year 2017	Three Months Ended		Twelve Months Ended
	Guidance	Aug. 31, 2016	Aug. 31, 2015	Aug. 31, 2016	Aug. 31, 2015
Diluted Earnings (Loss) per Share	$3.83-$4.35	$(0.44)	$(1.06)	$2.99	$4.81
Restructuring Charges(A)	0.20-0.24	0.09	0.72	0.59	0.70
Environmental and Litigation Matters(B)	—	0.34	0.06	0.38	0.11
SEC Settlement Matters(C)	—	—	0.10	—	0.17
Proposed Bayer Transaction Related Costs(D)	0.27-0.34	—	—	—	—
Argentine-Related Tax Matters(E)	0.10-0.13	0.08	—	0.56	—
Income on Discontinued Operations(F)	(0.02)-(0.04)	—	(0.01)	(0.04)	(0.06)
Diluted Earnings (Loss) per Share from Ongoing Business	$4.50-$4.90	$0.07	$(0.19)	$4.48	$5.73
(A)The three and twelve months ended Aug. 31, 2016, above represent pretax restructuring charges per share totaling $0.05 a share and $0.81 a share, respectively. The three and twelve months ended Aug. 31, 2015, above represent pretax restructuring charges per share totaling $1.05 a share and $1.02 a share, respectively. The fiscal year 2017 guidance above represents pretax restructuring charges of $0.29 to $0.35 a share.
(B)The three and twelve months ended Aug. 31, 2016, above represent pretax environmental and litigation matters charges per share totaling $0.55 a share and $0.61 a share, respectively. The three and twelve months ended Aug. 31, 2015 above represent pretax environmental and litigation matters charges per share totaling $0.10 and $0.18 a share, respectively.
(C)The three and twelve months Aug. 31, 2016, included pretax loss and pretax income, respectively, in selling, general and administrative expenses in connection with the previously disclosed SEC action. This loss and income, respectively, had less than a $0.01 effect on diluted earnings per share. The three and twelve months Aug. 31, 2015, included charges of $0.10 and $0.17 a share, respectively, which is not tax deductible, in selling, general and administrative expenses in connection with the previously disclosed SEC action.
(D)Item represents expenses expected to be incurred in fiscal year 2017 associated with the merger agreement for the acquisition of Monsanto by Bayer Akteingesellschaft entered into on Sep. 14, 2016. The fiscal year 2017 guidance above represents pretax proposed Bayer transaction related costs of $0.37 to $0.45 a share.
(E)Item is a net charge against tax expense.
(F)The three and twelve months ended Aug. 31, 2016, above represent pretax income from discontinued operations per share totaling less than $0.01 and $0.06 a share, respectively. The three and twelve months ended Aug. 31, 2015, above represent pretax income from discontinued operations per share totaling $0.02 and $0.09 a share, respectively. The fiscal year 2017 guidance above represents pretax income from discontinued operations per share of $0.02 to $0.04.

Reconciliation of Gross Profit and Operating Expenses to Ongoing Gross Profit and Ongoing Operating Expenses: Ongoing gross profit is calculated excluding certain pre-tax items which Monsanto does not consider part of ongoing operations.

(in millions)	Three Months Ended		Twelve Months Ended
	Aug. 31, 2016	Aug. 31, 2015	Aug. 31, 2016	Aug. 31, 2015
Gross Profit - Seeds and Genomics Segment	$869	$604	$6,074	$6,277
Gross Profit - Agricultural Productivity Segment	269	392	943	1,905
Gross Profit - Total	$1,138	$996	$7,017	$8,182
Restructuring Charges	14	100	67	100
Ongoing Gross Profit	$1,152	1,096	7,084	8,282

Reconciliation of Operating Expenses to Ongoing Operating Expenses: Ongoing operating expenses is calculated excluding certain pre-tax items which Monsanto does not consider part of ongoing operations.

(in millions)	Three Months Ended		Twelve Months Ended
	2016	2015	2016	2015
Operating Expenses	$1,403	$1,556	$4,642	$4,659
Restructuring Charges	(7)	(393)	(297)	(393)
Environmental and Litigation Matters	(245)	(48)	(273)	(87)
SEC Settlement Matters	(1)	(45)	3	(80)
Ongoing Operating Expenses	$1,150	$1,070	$4,075	$4,099

Reconciliation of Ongoing Net (Loss) Income Attributable to Monsanto Company to Net (Loss) Income Attributable to Monsanto Company: Ongoing net (loss) income attributable to Monsanto Company is defined as net (loss) income attributable to Monsanto Company excluding the cumulative after-tax impact of certain items we do not consider part of ongoing operations.

(in millions)	Three Months Ended		Twelve Months Ended
	2016	2015	2016	2015
Net (Loss) Income Attributable to Monsanto Company	$(191)	$(495)	$1,336	$2,314
Restructuring Charges	21	493	364	493
Environmental and Litigation Matters	245	48	273	87
SEC Settlement Matters	1	45	(3)	80
Income Tax Benefit	(77)	(174)	(204)	(188)
Argentine-Related Tax Matters	33	—	252	—
Income on Discontinued Operations, Net of Tax	(2)	(5)	(17)	(28)
Ongoing Net (Loss) Income Attributable to Monsanto Company	$30	$(88)	$2,001	$2,758

Reconciliation of Free Cash Flow:  Free cash flow represents the total of cash flows from operating activities and investing activities, as reflected in the Statements of Consolidated Cash Flows presented in this release.  With respect to the fiscal year 2017 free cash flow guidance, Monsanto does not include any estimates or projections of Net Cash Provided (Required) by Financing Activities because in order to prepare any such estimate or projection, Monsanto would need to rely on market factors and conditions that are outside of its control.

	Fiscal Year 2017	Twelve Months Ended Aug. 31,
	Guidance	2016	2015
Net Cash Provided by Operating Activities	$2,400-2,800	$2,588	$3,108
Net Cash Required by Investing Activities	(1,000)-(1,200)	(864)	(1,019)
Free Cash Flow	$1,400-1,600	1,724	2,089
Net Cash Required by Financing Activities	N/A	(3,742)	(430)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	N/A	(7)	(325)
Net Increase (Decrease) in Cash and Cash Equivalents	N/A	(2,025)	1,334
Cash and Cash Equivalents at Beginning of Period	N/A	3,701	2,367
Cash and Cash Equivalents at End of Period	N/A	$1,676	$3,701